Mail Stop 3561

November 26, 2007

Via U.S. Mail

John Fahlberg
Chairman, President and Chief Executive Officer
The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina 27517

> **Re:** **The Golf Alliance Corporation**
> **Registration Statement on Form SB-2**
> **Filed October 31, 2007**
> **File No. 333-147056**

Dear Mr. Fahlberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

Cover Page

1. Please include the IRS Employer ID No. on the front cover of the registration statement.

2. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common stock. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

3. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $.10. Your explanation should address the fact that the $.10 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

Prospectus

General

4. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have any written agreements with private golf clubs or golfers to begin your proposed services, and have no concrete plan of how you will do so, you do not appear to have any dedicated full-time or part-time employees other than Mr. Fahlberg and, although you have presented a plan of operation, you do not have an operational website or other method to reach potential customers. We also note that you have issued penny stock. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

5. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

6. If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. The remaining comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchasers of your securities.

Cover Page

7. We note the sentence "Our common stock is presently not traded. . . and have [sic] no voting rights." It appears that you may be alluding to the fact that the sole officer has a majority of the stock, but common stock does have voting rights. Revise for sense.

8. Revise the first all capitals sentence to make "considered" active voice. Who considers it?

About Our Company, page 2

9. The second sentence under this section says you "will provide" opportunities. Either file agreements showing this is a true statement or revise to say that you hope to provide such opportunities. Make similar changes elsewhere in the prospectus as appropriate.

10. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the "General" section. Please also state that the company is a development stage company in this section. Also disclose the amount of cash you have as of the most recent date practical.

Risk Factors, page 3

11. Please create a risk factor to discuss the substantial doubt regarding your ability to continue as a going concern and that you have incurred no revenues and only losses to date.

12. Please create a risk factor to discuss that Mr. Fahlberg owns 86.21% of the common stock and the impact his ownership will have on shareholder voting, management and operations.

13. Please create a risk factor to discuss that there is no employment agreement in place with Mr. Fahlberg.

14. Please create a risk factor to discuss the risk that there is not any previous experience the officers of the company have in managing a public company and difficulties in having acceptable internal controls surrounding the financial reporting with only one officer/employee/director.

15. Please create a risk factor that the executive officer is currently not receiving any compensation and disclose what compensation he ultimately expects to receive. That will help investors evaluate the financial statements.

We Will Require Financing To Achieve Our Current Business Strategy…, page 3

16. Please advise or revise to clarify the discrepancy between this risk factor which states "[o]ur capital requirements to implement our business strategy will be significant" and the discussion in the Business section under "Operation and Supply Chain" which states that you are able to limit total costs due to your structure and you will require limited capital for initial startup.

17. Also, quantify the amount of additional financing you believe you will need to achieve your current strategy. MD&A should address how you intend to raise this money and your success to date.

Our Future Success Is Dependent, In Part, On the Performance . . ., page 3

18. Please revise both the heading and the risk factor to clarify that Mr. Fahlberg does not intend to devote 100% of his time to your business and the consequent risk to the company.

While No Current Lawsuits Are Filed Against The Company…, page 3

19. Please disclose the cost of a "standard product liability insurance" policy for an enterprise such as yours, so that investors can factor that into their judgment of the adequacy of your plans.

Selling Shareholders, page 5

20. Please complete the first sentence after the chart of selling shareholders.

Plan of Distribution, page 6

21. Please revise the plan of distribution to identify the selling stockholders as deemed underwriters.

Directors, Executive Officers, Promoters and Control Persons, page 7

22. Please revise the description of Mr. Fahlberg's business experience to briefly describe his business experience only during the pasty five years, and to omit information which does not strictly relate to business experience. Refer to Item 401(a)(4) of Regulation S-B. Please also disclose how long Mr. Fahlberg has been president of Fahlberg Consulting & Coaching and how long he has been Chairman, President, Chief Executive Officer, Treasurer and Secretary of The Golf Alliance Corporation. Also disclose what the Fahlberg Consulting and Coaching company does. Is Mr. Fahlberg a golfing coach?

Common Stock, page 8

23. The first sentence of the second paragraph appears to suggest that the shares to be sold are not currently outstanding. Revise it.

Concept, page 9

24. Please discuss how golfers will be able to access multiple golf courses if they are spread throughout Florida, New York, New Jersey, Connecticut and Washington, DC. Will the initial 20 to 40 golf courses be near each other in each of the locations or are the golfers expected to travel long distances to reach the participating clubs? Please revise to include a risk factor about the risks that golfers may not be interested in having "access" to clubs which would be inconvenient geographically or tell us why it is not a risk.

25. Please provide us with the basis for the statement in the third paragraph of this section that "[c]lubs in participation with us will be inclined to continue to participate for fear of losing their membership base, and other clubs that are not in participation with us will be inclined to join to gain access to our members."

26. Please provide us with the basis for the statements made in the fourth paragraph of this section.

27. Please revise to address the issue that good country clubs can attract members on their own so that your scheme is essentially to string together clubs, which are unable to do attract enough individual memberships on their own, which are

geographically non-contiguous, and which are willing to accept "corporate" members rather than individual dues-paying members. What is the basis for believing individuals would be willing to pay for such an opportunity?

28. In an appropriate place, please discuss what you intend to charge your customers and how much of that will be remitted to individual golf clubs. Presentation of figures will assist investors in assaying the practicality of your concept.

29. Please revise in an appropriate place to discuss the possibility that current members of a golf club will resent and reject your intent to let others use their club at a discount to their membership and associated costs.

Competition, page 10

30. Please provide a discussion of the companies in competition with The Golf Alliance Corporation that are discussed in the "Directors, Executive Officers, Promoters and Control Persons" section, specifically ClubCorp, InVicta and The Georgia Golf Alliance, and a description of these competing services.

Design Model, page 11

31. We note your disclosure that the company will target middle to lower tier regional private golf clubs. Please discuss how you plan to attract golfers to this type of golf course, how this will impact the initiation fee and membership fee you will charge to golfers and any impact this may have on your future revenues.

32. We note your disclosure that Mr. Fahlberg will be solely responsible for operations and sales through Phase I and II. Please disclose who will be responsible for the operations and sales of the company in Phase III.

Operations and Supply Chain, page 12

33. Please define what is meant by "significant margins" in the last sentence of the third paragraph of this section. Please provide the basis for the statement that there will be "a significant jump in revenue during the second quarter of each year." Also please add disclosure that since there is so safe harbor for penny stock companies or initial public offerings, if either of these statements does not turn out to be accurate, investors can sue both the registrant and those who sign the registration statement.

Plan of Operation, page 13

34. In Item 15 of the plan of operation, please discuss what will happen if the goal of getting at least 20 private clubs is not feasible. To the extent material, please also include a risk factor discussing that this step may not be feasible and the results of such determination.

35. When you file an amendment, please disclose where you are in the plan of operations. If you have not yet enrolled all twenty clubs, please disclose the ones you have enrolled, file the relevant agreements as exhibits, and summarize them in the prospectus. We encourage you to include a map or maps showing their location to each other as well.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2.

36. Please disclose the price per share for the shares that Mr. Fahlberg received. Also disclose what the "valuable consideration" consisted of.

37. Please provide a discussion of how the offering fits within Item 506(b)(2) of the Securities Act when there are more than 35 purchasers of securities in the offering.

Item 27. Exhibits., page II-3

38. Please include the power of attorney on page II-6 to the list of exhibits to the registration statement. Refer to Item 601 of Regulation S-B.

Item 28. Undertakings., page II-4

39. Please revise the undertakings to match the language as set forth in Items 512(a) and 512(e) of Regulation S-B and include the undertaking contained in Item 512(a)(4) of Regulation S-B. In addition, please determine whether the registrant is relying on Rule 430A, 430B or 430C of the Securities Act and provide the appropriate undertaking.

Signatures, page II-6

40. Please revise the signature page for the registrant. The registration statement should be signed by the registrant, the registrant's principal executive officer, principal financial officer, controller or principal accounting officer, and by at

least a majority of the registrant's board of directors or persons performing similar functions. Refer to Instructions for Signatures of Form SB-2.

Exhibit 5.1

41. Please revise the opinion to reflect that the number of shares being registered is 800,000 and not 80,000.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
Fax: (732) 577-1188